March 24, 2006

Mr. Ray E. Schmitz
Dynamex Inc.
1870 Crown Drive
Dallas, Texas 75234

Re: Dynamex Inc.
Form 10-K for the year ended July 31, 2005
Commission File Number: 000-21057

Dear Mr. Schmitz:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         David R. Humphrey
         Branch Chief